Actions Semiconductor Reports Second Quarter 2012 Results

Revenue Increases 21% Year-Over-Year

Company Announces Increase to its Share Repurchase Program

ZHUHAI, China, August 7, 2012 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the second quarter ended June 30, 2012.

All financial results are reported on a U.S. GAAP basis.

Revenue for the second quarter of 2012 was $12.6 million, as compared to revenue of $10.7 million for the first quarter of 2012, and $10.5 million for the second quarter of 2011.

Net loss attributable to Actions Semiconductor's shareholders for the second quarter of 2012 was $0.56 million or $0.01 per ADS. This compares to net loss attributable to Actions Semiconductor's shareholders of $0.65 million or $0.01 per ADS, for the first quarter of 2012, and net income attributable to Actions Semiconductor's shareholders of $0.51 million or $0.01 per ADS, for the second quarter of 2011.

Actions Semiconductor reported gross margin of 37.0% for the second quarter of 2012, compared to gross margin of 34.9% for the first quarter of 2012, and 37.9% for the second quarter of 2011. The Company ended the second quarter with $58.9 million in cash and cash equivalents. Trading securities, and marketable securities, current and non-current, were $160.0 million at the end of the second quarter.

Since the share repurchase program commenced in 2007, the Company has invested approximately $43.9 million in repurchasing its shares. As of June 30, 2012, approximately 19.1 million American Depositary Shares (ADSs) were repurchased. The Company’s Board of Directors today authorized an increase to 30 million ADSs from 20 million ADSs for the share repurchase program.

“Our second quarter results were in line with expectations and demonstrated sequential and year over year revenue growth,” stated Dr. Zhenyu Zhou, CEO of Actions Semiconductor.  “Our more value-oriented solutions such as automotive products continued to comprise the largest portion of our product mix during the quarter. At the same time, we maintained a leading market share position in our mainstream portable video and portable audio products.

“As we move through the second half of the year we remain focused on leveraging our strong product portfolio to extend our leadership position in established markets, while concentrating our efforts on penetrating the mobile Internet enabled multimedia tablet market. We have been increasing shipment volumes of our recently launched tablet product and continue to expect to see a contribution from this new product in the second half of 2012,” concluded Dr. Zhou.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

For the third quarter of fiscal year 2012 ending September 30, 2012, Actions Semiconductor estimates revenue in the range of $15.5 to $16.5 million and gross margin of approximately 37%.

Conference Call Details

Actions Semiconductor's second quarter 2012 teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Tuesday, August 7, 2012. To participate in the live call, analysts and investors should dial 877-941-4774 (within U.S.) or 480-629-9760 (outside U.S.) at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company's website at www.actions-semi.com. An audio replay of the call will be available to investors through August 17, 2012 by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering access code 4553189.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning signs of positive indicators in the industry for next year, growth in the market driven by continued proliferation of applications within the PMP market and incremental rebound of overall demand for these products, Actions Semiconductor's belief that it is positioned to capture some upside from these trends, and Actions Semiconductor's future expectations with respect to revenue, gross margin, operating expenses and share-based compensation expense. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:

Lisa Laukkanen	Edward Chen
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.co	edward@actions-semi.com
415-217-4967	+86-756-3392353*1110

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ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED BALANCE SHEET

(in thousands of U.S. dollars)

	At June 30,	At March 31,	At December 31,
	2012	2012	2011
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	58,876	33,795	33,207
Marketable securities	148,843	187,223	186,890
Trading securities	80	545	530
Accounts receivable, net of allowance for doubtful accounts of $621, $621 and $621 as of June 30, 2012, March 31, 2012 and December 31, 2011, respectively	2,098	1,869	2,794
Amount due from a related party	182	34	9
Amount due from an equity method investee	70	114	64
Inventories	10,606	6,981	7,477
Prepaid expenses and other current assets	2,878	1,402	1,675
Deferred tax assets	414	403	430
Total current assets	224,047	232,366	233,076

Investments in equity method investees	14,215	14,208	14,246
Other investments	17,335	17,340	17,334
Marketable securities	11,067	—	—
Rental deposits	43	52	49
Property, plant and equipment, net	32,571	33,034	32,939
Land use right	1,578	1,595	1,593
Acquired intangible assets, net	9,002	9,293	9,859
Deferred tax assets	87	11	27
TOTAL ASSETS	309,945	307,899	309,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	8,285	5,007	4,374
Accrued expenses and other current liabilities	5,945	5,543	8,605
Short-term bank loan	12,000	12,000	12,000
Other liabilities	2,325	1,999	1,954
Income tax payable	202	357	238
Deferred tax liabilities	421	446	295
Total current liabilities	29,178	25,352	27,466

Other liabilities	6	461	458
Payable for acquisition of intangible assets	153	153	153
Deferred tax liabilities	2,925	2,912	2,840
Total liabilities	32,262	28,878	30,917
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	20,902	20,806	20,600
Accumulated other comprehensive income	32,978	33,851	32,589
Retained earnings	223,829	224,388	225,037
Total Actions Semiconductor Co., Ltd. shareholders' equity	277,710	279,046	278,227
Non-controlling interest	(27)	(25)	(21)
Total equity	277,683	279,021	278,206
TOTAL LIABILITIES AND EQUITY	309,945	307,899	309,123

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ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

(in thousands of U.S. dollars, except per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Third-parties:
System-on-a-chip products	12,195	8,679	22,698	15,703
Semiconductor product testing services	25	99	86	179
	12,220	8,778	22,784	15,882
Related-parties:
System-on-a-chip products	423	1,699	594	3,961
Total revenues	12,643	10,477	23,378	19,843
Cost of revenues:
Third-parties:
System-on-a-chip products	(7,697)	(5,492)	(14,533)	(9,841)
Semiconductor product testing services	(13)	(54)	(51)	(96)
	(7,710)	(5,546)	(14,584)	(9,937)
Related-parties:
System-on-a-chip products	(254)	(960)	(368)	(2,269)
Total cost of revenues	(7,964)	(6,506)	(14,952)	(12,206)
Gross profit	4,679	3,971	8,426	7,637
Other operating income	119	405	191	622
Operating expenses:
Research and development	(5,557)	(5,590)	(11,339)	(10,647)
General and administrative	(2,096)	(2,226)	(3,872)	(3,921)
Selling and marketing	(301)	(327)	(550)	(592)
Total operating expenses	(7,954)	(8,143)	(15,761)	(15,160)
Loss from operations	(3,156)	(3,767)	(7,144)	(6,901)
Other (expenses) income	(445)	1,316	94	2,427
Dividend income from an other investment	—	432	—	432
Fair value change in financial instruments	1	1	2	2
Interest income	3,118	3,025	6,565	5,857
Interest expense	(62)	(32)	(123)	(51)
(Loss) income before income taxes, equity in net income (loss) of equity method investees and non-controlling interest	(544)	975	(606)	1,766
Income tax expense	(38)	(136)	(574)	(394)
Equity in net income (loss) of equity method investees	21	(327)	(34)	(858)
Net (loss) income	(561)	512	(1,214)	514
Less: Net loss attributable to non-controlling interest	2	—	6	3
Net (loss) income attributable to Actions Semiconductor Co., Ltd.	(559)	512	(1,208)	517

Net (loss) income per share: Basic
Net (loss) income attributable to Actions Semiconductor Co., Ltd. Shareholders	(0.001)	0.001	(0.003)	0.001

Net (loss) income per share: Diluted
Net (loss) income attributable to Actions Semiconductor Co., Ltd. Shareholders	(0.001)	0.001	(0.003)	0.001

Basic (per ADS)	(0.008)	0.007	(0.018)	0.007
Diluted (per ADS)	(0.008)	0.007	(0.018)	0.007

Weighted-average shares used in computation:
Basic	414,249,548	417,488,882	414,123,803	420,101,361
Diluted	414,249,548	433,424,029	414,123,803	436,864,716

Weighted-average ADS used in computation :
Basic	69,041,591	69,581,480	69,020,634	70,016,894
Diluted	69,041,591	72,237,338	69,020,634	72,810,786

Note: Equity compensation recorded in each
expense classification above is as follows:
Research and development	333	517	687	964
General and administrative	95	141	193	264
Selling and marketing	17	25	32	49
Cost of revenues	4	11	10	16

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ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,
	2012	2012	2011
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net (loss) income	(561)	(1,214)	514
Adjustments to reconcile net (loss) income to net cash provided by
Operating activities:
Depreciation of property, plant and equipment	591	1,183	903
Amortization of land use right	9	18	18
Amortization of acquired intangible assets	720	1,426	778
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China ("PRC")	(122)	(122)	(523)
Write down of inventories	103	180	167
Loss (gain) on disposal of property, plant and equipment	15	(3)	7
Loss on disposal of intangible assets	—	—	2
Gain on disposal of other investment	—	—	(195)
Share of net (income) loss of equity method investees	(21)	34	859
Share-based compensation	449	922	1,293
Fair value change in trading securities	(1)	(2)	(2)
Deferred taxes	(99)	167	365
Proceeds from disposal of trading securities	459	459	—
Changes in operating assets and liabilities:
Accounts receivable	(231)	695	69
Amount due from a related party	(148)	(173)	247
Inventories	(3,756)	(3,295)	(3,298)
Amount due from an equity method investee	44	(6)	17
Prepaid expenses and other current assets	(1,488)	(1,204)	(233)
Accounts payable	3,296	3,904	3,928
Accrued expenses and other current liabilities	423	(2,688)	3,885
Income tax payable	(154)	(36)	(45)
Rental deposit received (paid)	9	9	(8)
Net cash (used in) provided by operating activities	(463)	254	8,748

Investing activities:
Increase in an equity method investees	—	—	(9,676)
Proceeds from the disposal of other investments	—	—	195
Purchase of other investments	—	—	(13,727)
Proceeds from redemption of marketable securities	100,353	120,008	230,679
Purchase of marketable securities	(73,552)	(92,831)	(225,646)
Proceeds from disposal of property, plant and equipment	—	22	1
Purchase of property, plant and equipment	(300)	(772)	(11,068)
Purchase of intangible assets	(472)	(547)	(1,154)
Increase in restricted cash	—	—	(36)
Decrease in time deposits	—	—	34
Net cash from (used in) investing activities	26,029	25,880	(30,398)

Financing activities:
Proceeds from short-term bank loans	—	—	12,000
Advance subsidy from local authorities of Zhuhai, the PRC	6	38	16
Proceeds from exercise of stock option	1,040	1,799	376
Repurchase of ordinary shares	(1,393)	(2,418)	(4,701)
Net cash (used in) from financing activities	(347)	(581)	7,691

Net increase (decrease) in cash and cash equivalents	25,219	25,553	(13,959)

Cash and cash equivalents at the beginning of the period	33,795	33,207	42,872

Effect of exchange rate changes on cash	(138)	116	1,806
Cash and cash equivalents at the end of the period	58,876	58,876	30,719

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